Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57498-8

Web site: www.langmichener.com

Direct Line: (604) 691-6839
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E-Mail: ddex@lmls.com

August 1, 2007
VIA FAX AND MAIL
MAIL STOP 4561
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PLAYBOX (US) INC. (the “Company”)
Form SB-2 Registration Statement, as amended
SEC File No. 333-134852

We enclose the Company’s request for acceleration of the Form SB-2 registration to be effective 4:30 p.m. (EST) on Monday, August 6, 2007. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Daniel Dex

Daniel Dex*
for Lang Michener LLP
*Member of the New York and British Columbia Bars

DDD/iag
Encl.